SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 30, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 30, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090830/LTN20090830009.pdf with respect to the unaudited results of the Company and its subsidiaries for the six months ended June 30, 2009.  An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name:	Liu Wei and Xie Bing
Title:	Joint Company Secretaries

Date: August 30, 2009

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

2009 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of China Southern Airlines Company Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (together referred to as the "Group") for the six months ended 30 June 2009. This announcement, containing the full text of the 2009 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. The printed version of the Company's 2009 Interim Report will be delivered to the shareholders of the Company and will be available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.csair.com on or before 4 September 2009.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretary

Guangzhou, the People's Republic of China

28 August 2009

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

REVIEW AND PROSPECTS

During the reporting period, the international aviation market remained subdued as the global financial crisis unfolded. As a result of the PRC government's efforts in boosting recovery and stabilizing the domestic economy through a proactive fiscal policy, a moderately easing monetary policy, and a series of economic restructuring and domestic consumption stimulus packages, the domestic aviation market recovered gradually and showed moderate growth. However, the Group's earnings decreased due to the adverse effects of the outbreak of Influenza A (H1N1) and intensified market competition. In the face of the unfavourable business situation, the Group maintained a relatively smooth operation through aggressive expansion of sales channels and on-going development of marketable products with a view to increasing its market share, in addition to enhancing safety in operations. Furthermore, the Group focused on optimizing the structures of its aircraft fleet, traffic capacity and route networks, improving its service quality, maintaining strict control over fuel costs, maintenance costs and administrative expenses, and pursuing extensive external cooperation and various policy supports.

The Group secured a record of safe operation during the reporting period by highlighting the importance of safety, improving its ongoing attention to safety, and intensifying its safety supervision. Up to 21 July 2009, the Company had achieved a record of 6 million safe flight hours and maintained a record of air security for 181 consecutive months.

During the reporting period, the Group staged such campaigns as the "Year of Branded Service Improvement" and the "Year of Basic Management Construction" to improve the branded service building, the work efficiency and scientific decision-making and management. After obtaining approval from shareholders at the general meeting, the Company went through the formalities for the non-public issue of A shares and non-public issue of H shares, which were completed on 20 August 2009 and 21 August 2009, respectively. The non-public issues will help reduce the Company's gearing ratio and finance costs and improve the operating results in coming years, and are constructive to the sustainable and healthy development of the Company in the long run.

REVIEW AND PROSPECTS (cont'd)

For the period under review, the Group's total traffic revenue was RMB23,598 million, a decrease of RMB2,554 million or 9.8 % from the same period last year. Meanwhile, the Group's total traffic volume increased by 1.0% to 4,588 million RTKs. Passenger load factor was 74.8%, representing an increase of 1.7 percentage points from the same period last year. Passengers carried was 30.95 million, representing an increase of 10.7% from the same period last year. The aggregate utilisation rate of the Group's aircraft was 9.23 hours per day for the period under review, a increase of 0.24 hour or 2.7% from the same period last year.

Passenger revenue for the period under review was RMB22,436 million, down 7.7% from the same period last year, representing 95.1% of the Group's total traffic revenue. Passenger traffic volume increased by 7.1% to 43,384 million RPKs. The overall passenger yield per RPK decreased by 13.3% form RMB0.60 to RMB0.52.

Domestic passenger revenue was RMB19,189 million, down 3.6% from the same period last year. Domestic passenger revenue accounted for 85.5% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 10.1% while passenger traffic volume, in terms of RPKs, increased by 12.3% from the same period last year, resulting in an increase in passenger load factor of 1.5 percentage points to 76.6%. During the reporting period, the passenger yield per RPK decreased by 13.6% from RMB0.59 to RMB0.51.

For Hong Kong, Macau and Taiwan routes, the Group recorded passenger revenue of RMB465 million, a decrease of 7.4% from same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.1% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 3.6% while passenger traffic volume, in terms of RPKs increased by 5.7% from the same period last year, resulting in an increase in passenger load factor of 5.9 percentage points to 67.6%. The passenger yield per RPK decreased by 13.0% from RMB0.92 to RMB0.80.

Passenger revenue for the Group's international routes amounted to RMB2,782 million, a decrease of 28.5% from the same period last year. International passenger revenue accounted for 12.4% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 20.1% while passenger traffic volume, in terms of RPKs, decreased by 20.5% from the same period last year, resulting in a decrease in passenger load factor of 0.3 percentage points to 64.3%. The passenger yield per RPK decreased by 9.7% from RMB0.62 to RMB0.56.

Cargo and mail revenue was RMB1,162 million, a decrease of 37.2% from the same period last year. Cargo and mail revenue accounted for 4.9% of total traffic revenue. Cargo and mail carried decreased by 13.1% to 372 thousand tonnes from the same period last year, mainly due to reduced traffic demand under global financial crisis. The cargo and mail yield per tonne kilometres decreased by 18.6% from RMB1.99 to RMB1.62.

Total operating expenses decreased by 10.5% to RMB25,034 million from the same period last year, primarily due to the combined effect of decrease in average fuel costs, increase in operating lease rentals, landing and navigation fees and sales commissions.

Flight operations expenses decreased by 19.7% to RMB12,906 million from the same period last year. Of these expenses, fuel cost was RMB6,659 million, down 35.9% from the same period last year, mainly as a result of the decrease in fuel prices. Aircraft operating lease charges increased by 17.0% to RMB2,342 million, which is mainly attributable to additional rental payments for new aircraft under operating leases.

REVIEW AND PROSPECTS (cont'd)

Aircraft and traffic servicing expenses increased by 3.8% to RMB4,321 million from the same period last year, primarily as a result of an increase in the number of landing and take-off.

Maintenance expenses decreased by 9.6% to RMB2,128 million from the same period last year mainly because less engines sent for overhaul during the first half of 2009.

Promotion and sales expenses increased by 17.7% to RMB1,857 million from the same period last year.

Depreciation and amortisation expenses and general and administrative expenses remained stable and amounted to RMB2,908 million and RMB797 million, respectively, during the period under review.

Interest expenses decreased by 12.5% to RMB871 million in the period under review, mainly due to the decrease in average effective interest rate of bank and other loans and obligations under finance leases.

During the period under review, the Group recognized refunds of the Civil Aviation Administration of China Infrastructure Development Fund contributions of RMB1,328 million. There was no such refund in the same period last year.

Net exchange gain decreased by RMB2,599 million to RMB36 million from the same period last year because Renminbi appreciated at a slower rate against US dollars in the first half of 2009.

As a result of the aforementioned factors, for the six months ended 30 June 2009, the Group recorded a net profit after tax of RMB135 million, as compared to a net profit after tax of RMB909 million for the same period last year.

Looking forward to the second half of 2009, the recovery of global economy remains uncertain. The international aviation market demand may still be in the doldrums, and the overall international oil price shows an upward trend, while the domestic civil aviation industry will be confronted with challenges in areas such as rapidly growing traffic capacity and spread of flu epidemic. However, various measures implemented by the PRC government to cope with the global financial crisis will have a positive effect on the economy; therefore domestic demand for aviation services will maintain a relatively rapid growth. The Group will strive for a leading position in the industry by fully building on its advantages in scales of traffic capacity, route networks and market. To this end, in the second half of 2009, the Company will ensure the achievement of its operation objectives for the year through a series of measures:

1. Strengthening safety management and promoting long-term safety system, ensuring achievement of flight safety over the whole year;

2. Adjusting traffic capacity allocation and flight arrangements according to market demand, strengthening the efforts of marketing, expanding new markets and increasing revenue;

3. Promoting and deepening its strategic transformation, stepping up the internationalization drive, and strengthening the development of three networks (i.e. the hubs network, the sales and marketing network and the service assurance network); and

4. Strictly controlling costs, actively exploring the use of financial derivatives, broadening the financing channels and improving overall efficiency.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2009, the Group's current liabilities exceeded its current assets by RMB26,966 million, which includes bank and other loans, short-term financing bills and obligation under finance leases repayable within one year totalling RMB20,082 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements.

As at 30 June 2009, the Group's borrowings totalled RMB59,876 million, an increase of RMB5,331 million from RMB54,545 million as at 31 December 2008. The borrowings were mainly denominated in United States dollars and Renminbi, with 18% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB20,082 million, RMB9,452 million, RMB13,149 million, RMB2,488 million and RMB14,705 million will be repayable in the twelve months ending 30 June 2010, 2011, 2012, 2013, 2014 and thereafter respectively. As at 30 June 2009, cash and cash equivalents of the Group totalled RMB4,726 million, an increase of RMB77 million from RMB4,649 million as at 31 December 2008. Of the total balance, 27% was denominated in foreign currencies.

As at 30 June 2009, net debts (aggregate of short-term financing bills, bank and other loans, obligations under finance leases, trade and bills payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 10% to RMB71,503 million from RMB64,978 million as at 31 December 2008.

As at 30 June 2009, total equity attributable to equity shareholders of the Company amounted to RMB7,087 million, an increase of RMB66 million from RMB7,021 million as at 31 December 2008, mainly reflecting the profit attributable to equity shareholders of the Company recorded for the period under review. Total equity as at 30 June 2009 amounted to RMB9,926 million (as at 31 December 2008: RMB9,479 million).

Ratio of net debt to total equity of the Group as at 30 June 2009 is 7.2 times, as compared to 6.9 times as at 31 December 2008.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease and bank and other loans are denominated in foreign currencies, principally in US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

As at 30 June 2009, the Group had two outstanding forward option contracts of notional amount ranging from USD49 million to USD98 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 30 June 2009, the fair value of these currency forward option contracts was financial liabilities of approximately RMB47 million.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi. During the first half of 2009, the exchange rate of US dollar against Renminbi stayed relatively stable.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 30 June 2009, certain aircraft, land use rights and advance payments of aircraft of the Group with an aggregate carrying value of approximately RMB37,346 million (as at 31 December 2008: RMB35,706 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS

As at 30 June 2009, the Group had capital commitments of approximately RMB71,695 million. Of such amounts, RMB68,890 million was related to the acquisition of aircraft and related flight equipment and RMB2,805 million for other projects.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 20 to the interim financial report prepared under International Accounting Standard 34.

DIVIDENDS

The Board does not propose to declare an interim dividend for the six months ended 30 June 2009.

CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

Below are the changes of directors' and supervisors' information required to be disclosed pursuant to Rule 13.51B(1) of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since the date of the 2008 Annual Report:

Mr. Gong Hua Zhang, an independent non-executive director of the Company, has been appointed as an independent non-executive director of China Shenhua Energy Company Limited (Stock Code: 01088) since June 2009.

Mr. Lam Kwong Yu, an independent non-executive director of the Company, retired as an executive director of K. Wah International Holdings Limited (Stock Code: 00173) in June 2009.

Mr. Wang Zhi, an independent non-executive director of the Company, resigned as an independent non-executive director of Hainan Airlines Co. Ltd. (Stock Code: 600221) and Shandong Airlines Co. Ltd. (Stock Code: 200152) in April and June 2009 respectively.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

STRUCTURE OF SHARE CAPITAL

As at 30 June 2009, the share capital of the Company comprised the following:

Category of Shares	**Number of Shares held**	**Percentage to the total share capital** (%)
A Shares with selling restrictions	3,300,000,000	50.30%
H Shares	1,761,267,000	26.84%
A Shares	1,500,000,000	22.86%
Total share capital	6,561,267,000*	100.00%

* *The total number of Shares increased to 8,003,567,000 as a result of the allotment of 721,150,000 A Shares to China Southern Air Holding Company ("CSAHC") and 721,150,000 H Shares to Nan Lung Holding Limited, a wholly owned subsidiary of CSAHC, on 20 August 2009 and 21 August 2009, respectively.*

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2009, to the best knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executive or supervisors in the Shares and underlying Shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") are as follows:

Name of shareholder	Capacity	Type of Shares	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC *(Note 1)*	Beneficial owner	A Share	3,300,000,000 (L)	68.75%	–	50.30%
	Interest in controlled corporation	H Share	5,350,000 (L)	–	0.3%	0.08%
			3,305,350,000 (L)	**–**	**–**	**50.38%**
Baring Asset Management Limited *(Note 2)*	Investment Manager	H Share	105,126,000 (L)	–	5.96%	1.6%
The Northern Trust Company (ALA)	–	H Share	90,183,000 (P)	–	5.12%	1.37%

L – Long Position, S – Short Position, P – Lending Pool

Notes:

1. CSAHC had an interest in an aggregate of 5,350,000 H Shares through Asia Travel Investment Company Limited, a wholly-owned subsidiary of CSAHC in Hong Kong (representing approximately 0.3% of its then total issued H Shares).

   CSAHC also had a long position in 721,150,000 A Shares and through Nan Lung Holding Limited (a wholly-owned subsidiary of CSAHC), a long position in 721,150,000 H Shares as a result of the signing of the A Shares subscription agreement dated 10 December 2008 entered into between the Company and CSAHC and the H Shares subscription agreement dated 10 December 2008 entered into between the Company and Nan Lung Holding Limited respectively. The said subscriptions were completed on 20 and 21 August 2009, respectively.

2. Baring Asset Management Limited had an interest in 105,126,000 H Shares which was held by Baring Asset Management (Asia) Limited (which was ultimately 100% held by Baring Asset Management Limited) in the capacity as investment manager (representing approximately 5.96% of its then total issued H Shares).

Save as disclosed above, as at 30 June 2009, to the best knowledge of the directors, chief executive and supervisors of the Company, no other person (other than the directors, chief executive or supervisors) had an interest or short position in the Shares or underlying Shares as recorded in the register of the Company required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the first half of 2009.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2009, none of the directors, chief executive or supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Appendix 10 of the Listing Rules.

HUMAN RESOURCES

As at 30 June 2009, the Group had an aggregate of 45,937 employees. The wages of the Group's employees consist of basic salaries and bonuses.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2009, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

Having made specific enquiries with all the directors of the Company, the directors of the Company have for the six months ended 30 June 2009 complied with the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the "Model Code for Securities Transactions by Directors of Listed Issuers" regarding securities transactions of the directors of the Company.

THE CODE OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company consider that, for the six months ended 30 June 2009, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

MATERIAL LITIGATION

Save as disclosed in note 20 to the interim financial report, the Company was not involved in any material litigation.

By order of the Board
Si Xian Min
Chairman of the Board

Guangzhou, the PRC
28 August 2009

OPERATING DATA SUMMARY

	Six months ended 30 June		2009 vs 2008	
	2009	2008	**Increase/ (decrease)**	(%)
Capacity				
Available seat kilometres (ASKs) (million)				
– Domestic	**49,430**	44,896	4,534	10.1
– Hong Kong, Macau and Taiwan	**856**	888	(32)	(3.6)
– International	**7,702**	9,645	(1,943)	(20.1)
Total	**57,988**	55,429	2,559	4.6
Available tonne kilometres (ATKs) (million)				
– Domestic	**5,860**	5,267	593	11.3
– Hong Kong, Macau and Taiwan	**99**	99	–	–
– International	**1,251**	1,669	(418)	(25.0)
Total	**7,210**	7,035	175	2.5
Kilometres flown (thousand)	**348,787**	337,710	11,077	3.3
Hours flown (thousand)	**564**	544	20	3.7
Number of landing and takeoff (thousand)	**288**	270	18	6.7
Traffic				
Revenue passenger kilometres (RPKs) (million)				
– Domestic	**37,855**	33,718	4,137	12.3
– Hong Kong, Macau and Taiwan	**579**	548	31	5.7
– International	**4,950**	6,230	(1,280)	(20.5)
Total	**43,384**	40,496	2,888	7.1
Revenue tonne kilometres (RTKs) (million)				
– Domestic	**3,883**	3,564	319	9.0
– Hong Kong, Macau and Taiwan	**55**	53	2	3.8
– International	**650**	927	(277)	(29.9)
Total	**4,588**	4,544	44	1.0

	Six months ended 30 June 2009	2008	2009 vs 2008 Increase/ (decrease)	(%)
Passengers carried (thousand)				
– Domestic	**28,575**	25,215	3,360	13.3
– Hong Kong, Macau and Taiwan	**576**	628	(52)	(8.3)
– International	**1,799**	2,113	(314)	(14.9)
Total	**30,950**	27,956	2,994	10.7
Cargo and mail carried (thousand tonne)				
– Domestic	**330**	363	(33)	(9.1)
– Hong Kong, Macau and Taiwan	**4**	6	(2)	(33.3)
– International	**38**	59	(21)	(35.6)
Total	**372**	428	(56)	(13.1)
Load factors				
Passenger load factor (RPK/ASK) (%)				
– Domestic	**76.6**	75.1	1.5	2.0
– Hong Kong, Macau and Taiwan	**67.6**	61.7	5.9	9.6
– International	**64.3**	64.6	(0.3)	(0.5)
Overall	**74.8**	73.1	1.7	2.3
Overall load factor (RTK/ATK) (%)				
– Domestic	**66.3**	67.7	(1.4)	(2.1)
– Hong Kong, Macau and Taiwan	**55.6**	53.5	2.1	3.9
– International	**52.0**	55.5	(3.5)	(6.3)
Overall	**63.6**	64.6	(1.0)	(1.5)
Breakeven load factor (%)	**67.5**	69.1	(1.6)	(2.3)
Yield				
Yield per RPK (RMB)				
– Domestic	**0.51**	0.59	(0.08)	(13.6)
– Hong Kong, Macau and Taiwan	**0.80**	0.92	(0.12)	(13.0)
– International	**0.56**	0.62	(0.06)	(9.7)
Overall	**0.52**	0.60	(0.08)	(13.3)
Yield per cargo and mail tonne kilometre (RMB)	**1.62**	1.99	(0.37)	(18.6)

	Six months ended 30 June 2009	2008	2009 vs 2008 Increase/ (decrease)	(%)
Yield per RTK (RMB)				
– Domestic	**5.13**	5.85	(0.72)	(12.3)
– Hong Kong, Macau and Taiwan	**8.80**	10.08	(1.28)	(12.7)
– International	**4.89**	5.16	(0.27)	(5.2)
Overall	**5.14**	5.76	(0.62)	(10.8)
Fleet				
Total number of aircraft at period end				
– Boeing	**182**	177	5	2.8
– Airbus	**150**	125	25	20.0
– McDonnell Douglas	**20**	25	(5)	(20.0)
– Others	**11**	11	–	–
Total	**363**	338	25	7.4
Aircraft utilisation rate (hours per day)	**9.23**	8.99	0.24	2.7
Financial				
Operating cost per ATK (RMB)	**3.47**	3.98	(0.51)	(12.8)

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2009 – unaudited
(Expressed in Renminbi)

	Note	Six months ended 30 June **2009** **RMB million**	2008 RMB million (restated, *note 22*)
Operating revenue			
Traffic revenue		**23,598**	26,152
Other operating revenue		**670**	572
Total operating revenue	*3*	**24,268**	26,724
Operating expenses			
Flight operations		**12,906**	16,074
Maintenance		**2,128**	2,354
Aircraft and traffic servicing		**4,321**	4,161
Promotion and sales		**1,857**	1,578
General and administrative		**797**	853
Depreciation and amortisation		**2,908**	2,880
Others		**117**	84
Total operating expenses		**25,034**	27,984
Other income, net		**11**	53
Operating loss		**(755)**	(1,207)
Interest income		**27**	43
Interest expense	*6(a)*	**(871)**	(995)
Share of associates' results		**40**	(57)
Share of jointly controlled entities' results		**139**	87
Gain/(loss) on derivative financial instruments, net		**61**	(4)
Exchange gain, net		**36**	2,635
Gain on sale of equity interest in a subsidiary		**–**	37
Gain on sale of available-for-sale securities		**44**	–
Others, net		**1,507**	366
Profit before taxation	*6*	**228**	905
Income tax (expense)/credit	*5*	**(93)**	4
Profit for the period		**135**	909
Attributable to:			
Equity shareholders of the Company		**25**	818
Minority interests		**110**	91
Profit for the period		**135**	909
Earnings per share	*8*		
Basic		**RMB0.004**	RMB 0.125
Diluted		**N/A**	N/A

The notes on pages 20 to 37 form part of this interim financial report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2009 – unaudited
(Expressed in Renminbi)

		Six months ended 30 June	
		2009	2008
	Note	**RMB million**	RMB million
			(restated, *note 22)*
Profit for the period		**135**	909
Other comprehensive income for the period (after tax and reclassification adjustments):			
Available-for-sale securities: net movement in fair value reserve	*7*	**50**	(153)
Total comprehensive income for the period		**185**	756
Attributable to:			
Equity shareholders of the Company		**65**	685
Minority interests		**120**	71
Total comprehensive income for the period		**185**	756

The notes on pages 20 to 37 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

at 30 June 2009 – unaudited
(Expressed in Renminbi)

	Note	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Non-current assets			
Property, plant and equipment, net	*9*	**57,169**	53,237
Construction in progress	*10*	**19,273**	17,321
Lease prepayments		**526**	531
Interest in associates		**276**	235
Interest in jointly controlled entities	*11*	**1,179**	1,048
Other investments in equity securities		**166**	166
Lease deposits		**564**	563
Available-for-sale equity securities		**142**	114
Deferred tax assets		**298**	167
Other assets		**587**	412
		80,180	73,794
Current assets			
Inventories		**1,192**	1,229
Trade and other receivables	*12*	**3,453**	2,688
Prepaid expenses and other current assets		**621**	620
Amounts due from related companies		**11**	11
Pledged bank deposits		**–**	51
Cash and cash equivalents	*13*	**4,726**	4,649
		10,003	9,248
Current liabilities			
Financial liabilities		**47**	116
Bank and other loans	*14*	**16,803**	22,178
Short-term financing bills	*15*	**2,000**	2,000
Obligations under finance leases		**1,279**	1,781
Trade and bills payable	*16*	**2,965**	1,353
Sales in advance of carriage		**1,811**	2,244
Deferred revenue		**341**	261
Taxes payable		**146**	120
Amounts due to related companies		**188**	102
Accrued expenses		**8,423**	8,420
Other liabilities		**2,966**	2,963
		36,969	41,538
Net current liabilities		**(26,966)**	(32,290)
Total assets less current liabilities		**53,214**	41,504

CONSOLIDATED BALANCE SHEET (continued)

at 30 June 2009 – unaudited
(Expressed in Renminbi)

	Note	**At 30 June 2009 RMB million**	At 31 December 2008 RMB million
Non-current liabilities and deferred items			
Bank and other loans	*14*	**28,646**	17,429
Obligations under finance leases		**11,148**	11,157
Deferred revenue		**437**	445
Provision for major overhauls		**1,020**	945
Provision for early retirement benefits		**166**	179
Deferred benefits and gains		**1,083**	1,109
Deferred tax liabilities		**788**	761
		43,288	32,025
Net assets		**9,926**	9,479
Capital and reserves			
Share capital		**6,561**	6,561
Reserves	*17*	**526**	460
Total equity attributable to equity shareholders of the Company		**7,087**	7,021
Minority interests		**2,839**	2,458
Total equity		**9,926**	9,479

Approved and authorised for issue by the Board of Directors on 28 August 2009.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 20 to 37 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2009 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	**Share premium** RMB million	**Fair value reserves** RMB million	**Other reserves** RMB million *(Note (a))*	**Retained earnings** RMB million	**Total** RMB million	**Minority interests** RMB million	**Total equity** RMB million
Balance at 1 January 2008								
– as previously reported	4,374	5,325	183	607	1,757	12,246	2,466	14,712
– prior period adjustment arising from adoption of IFRIC 13 *(Note 22)*	–	–	–	–	(383)	(383)	(19)	(402)
– as restated	4,374	5,325	183	607	1,374	11,863	2,447	14,310
Changes in equity for the six months ended 30 June 2008								
Total comprehensive income for the period								
– as previously reported	–	–	(133)	–	847	714	73	787
– prior period adjustment arising from adoption of IFRIC 13 *(Note 22)*	–	–	–	–	(29)	(29)	(2)	(31)
– as restated	–	–	(133)	–	818	685	71	756
Disposal of partial equity interest in a subsidiary to minority shareholders	–	–	–	–	–	–	24	24
Distributions to minority shareholders	–	–	–	–	–	–	(23)	(23)
Government contributions *(Note 17(c))*	–	–	–	116	–	116	5	121
Balance at 30 June 2008	4,374	5,325	50	723	2,192	12,664	2,524	15,188

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the six months ended 30 June 2009 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million *(Note (a))*	Retained earnings/ (accumulated losses) RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
Balance at 1 July 2008	4,374	5,325	50	723	2,192	12,664	2,524	15,188
Changes in equity for the six months ended 31 December 2008								
Bonus share issue *(Note 8)*	2,187	(2,187)	–	–	–	–	–	–
Total comprehensive income for the period	–	–	(32)	–	(5,641)	(5,673)	(61)	(5,734)
Acquisition of China Southern West Australian Flying College Pty Limited	–	–	–	(5)	–	(5)	–	(5)
Distributions to minority shareholders	–	–	–	–	–	–	(5)	(5)
Government contributions *(Note 17(c))*	–	–	–	35	–	35	–	35
Balance at 31 December 2008	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

for the six months ended 30 June 2009 – unaudited
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	**Share premium** RMB million	**Fair value reserves** RMB million	**Other reserves** RMB million *(Note (a))*	**Accumulated losses** RMB million	**Total** RMB million	**Minority interests** RMB million	**Total equity** RMB million
Balance at 1 January 2009	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479
Changes in equity for the six months ended 30 June 2009:								
Total comprehensive income for the period	–	–	40	–	25	65	120	185
Capital payments from minority shareholders of certain subsidiaries *(Note (b))*	–	–	–	–	–	–	261	261
Government contributions *(Note 17(c))*	–	–	–	1	–	1	–	1
Balance at 30 June 2009	6,561	3,138	58	754	(3,424)	7,087	2,839	9,926

Note a: Other reserves represent statutory surplus reserve, discretionary surplus reserve and government contributions.

Note b: During the six months ended 30 June 2009, minority shareholders of certain subsidiaries of the Company made payments of RMB261 million in respect of the outstanding capital payments of their share of the registered share capital in these subsidiaries.

The notes on pages 20 to 37 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2009 – unaudited
(Expressed in Renminbi)

	Six months ended 30 June	
	2009	2008
	RMB million	RMB million
Net cash inflows from operating activities	**3,005**	1,044
Net cash used in investing activities	**(8,549)**	(4,997)
Net cash outflows before financing activities	**(5,544)**	(3,953)
Net cash inflows from financing activities	**5,621**	5,268
Increase in cash and cash equivalents	**77**	1,315
Cash and cash equivalents at 1 January	**4,649**	3,824
Cash and cash equivalents at 30 June	**4,726**	5,139

The notes on pages 20 to 37 form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

for the six months ended 30 June 2009
(Expressed in Renminbi)

1 BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") issued by the International Accounting Standards Board ("IASB"). It was authorised for issue on 28 August 2009.

At 30 June 2009, the Group's current liabilities exceeded its current assets by RMB26,966 million, which includes bank and other loans repayable within one year of RMB16,803 million. In preparing the interim financial report, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 38.

The financial information relating to the financial year ended 31 December 2008 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2008 are available at the Company's registered office. The independent auditor has expressed an unqualified opinion on those financial statements in the audit report dated 14 April 2009.

2 CHANGES IN ACCOUNTING POLICIES

The IASB has issued one new IFRS, a number of amendments to IFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group's financial statements:

- IFRS 8, Operating segments
- IAS 1 (revised 2007), Presentation of financial statements
- Amendments to IFRS 7, Financial instruments: Disclosures – improving disclosures about financial instruments
- IAS 23 (revised 2007), Borrowing costs

The amendments to IAS 23 have had no impact on the Group's financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to IFRS 7 do not contain any additional disclosure requirements specifically applicable to the interim financial report. The impact of the remainder of these developments is as follows:

- IFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group's financial statements into segments based on related products and services and on geographical areas. The adoption of IFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's chief operating decision maker. As this is the first period in which the Group has presented segment information in accordance with IFRS 8, additional explanation has been included in the interim financial report which explains the basis. Corresponding amounts have been provided on a basis consistent with the revised segment information.

- As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in this interim financial report and corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

3 SEGMENT REPORTING

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of aviation repair services, aviation ticket agent services, aviation training services, general aviation services, ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

In accordance with IFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group's chief operating decision maker for the purposes of assessing segment performance and allocating resources between segments. The Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in note 3(c).

For the six months ended 30 June

	Airline business		All other segments		Elimination		Unallocated*		Total	
	2009 RMB million	2008 RMB million	**2009 RMB million**	2008 RMB million	**2009 RMB million**	2008 RMB million	**2009 RMB million**	2008 RMB million	**2009 RMB million**	2008 RMB million
Revenue from external customers	**24,761**	27,275	**121**	120	**–**	–	**–**	–	**24,882**	27,395
Inter-segment sales	**–**	1	**294**	295	**(294)**	(296)	**–**	–	**–**	–
Reportable segment revenue	**24,761**	27,276	**415**	415	**(294)**	(296)	**–**	–	**24,882**	27,395
Reportable segment profit/(loss) before taxation	**(20)**	831	**33**	(24)	**–**	–	**227**	75	**240**	882
Reportable segment assets	**86,802**	79,841	**1,724**	1,705	**(160)**	(131)	**1,788**	1,588	**90,154**	83,003
Addition to non-current segment assets during the period	**9,023**	5,739	**40**	26	**–**	–	**–**	–	**9,063**	5,765
Reportable segment liabilities	**79,226**	72,519	**1,180**	1,167	**(160)**	(131)	**–**	–	**80,246**	73,555
Other segment information										
Interest income	**25**	41	**2**	2	**–**	–	**–**	–	**27**	43
Interest expenses	**843**	964	**28**	31	**–**	–	**–**	–	**871**	995
Depreciation and amortisation for the period	**2,896**	2,874	**41**	47	**–**	–	**–**	–	**2,937**	2,921
Impairment losses	**14**	–	**–**	17	**–**	–	**–**	–	**14**	17

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments. Unallocated results primarily include the share of results of associates and jointly controlled entities and gain on sale of available-for-sale securities.

3 SEGMENT REPORTING (cont'd)

(b) Geographic information

	Six months ended 30 June	
	2009	2008
	RMB million	RMB million
Domestic	**21,164**	21,978
Hong Kong, Macau and Taiwan	**492**	544
International*	**3,226**	4,873
Total	**24,882**	27,395

* Asian market accounted for approximately 78% (six months ended 30 June 2008: 73%) of the Group's total international traffic revenue during the period. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies

		Six months ended 30 June	
		2009	2008
		RMB million	RMB million (restated, *note 22)*
Revenue			
Reportable segment revenue		**24,761**	27,276
Other revenues		**415**	415
Elimination of intersegment revenues		**(294)**	(296)
Reclassification of expired sales in advance of carriage	*(i)*	**88**	110
Reclassification of business tax	*(ii)*	**(702)**	(781)
Consolidated revenue		**24,268**	26,724

3 SEGMENT REPORTING (cont'd)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

		Six months ended 30 June	
		2009	2008
		RMB million	RMB million (restated, *note 22)*
Profit			
Reportable segment (loss)/profit before taxation		**(20)**	831
Other profit/(loss) before taxation		**33**	(24)
Unallocated amounts		**227**	75
Losses on lump sum housing benefits	*(iii)*	**(13)**	(13)
Revaluation of land use rights	*(iv)*	**2**	2
Adjustments arising from business combinations under common control	*(v)*	**(4)**	(4)
Capitalisation of exchange difference of specific loans	*(vi)*	**3**	37
Government grants	*(vii)*	**–**	1
Consolidated profit before taxation		**228**	905

		At 30 June	At 31 December
		2009	2008
		RMB million	RMB million
Assets			
Reportable segment assets		**86,802**	79,841
Other assets		**1,724**	1,705
Elimination of intersegment balances		**(160)**	(131)
Other unallocated amounts		**1,788**	1,588
Losses on lump sum housing benefits	*(iii)*	**79**	92
Revaluation of land use rights	*(iv)*	**(144)**	(146)
Adjustments arising from business combinations under common control	*(v)*	**4**	8
Capitalisation of exchange difference of specific loans	*(vi)*	**111**	108
Government grants	*(vii)*	**(40)**	(40)
Effect of the above adjustments on taxation		**19**	17
Consolidated total assets		**90,183**	83,042

3 SEGMENT REPORTING (cont'd)

(c) Reconciliation of reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies (cont'd)

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Liabilities		
Reportable segment liabilities	**79,226**	72,519
Other liabilities	**1,180**	1,167
Eliminations of intersegment balances	**(160)**	(131)
Effect of the above adjustments on taxation	**11**	8
Consolidated total liabilities	**80,257**	73,563

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage is recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(v) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(vi) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(vii) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

4 SEASONALITY OF OPERATIONS

The peak season of the aviation industry in China falls between July to October each year owing to the holiday season during that period. As a result, the Group normally experiences higher traffic demands during the holiday season and typically reports lower revenues and results for the first half of the year than the second half.

5 INCOME TAX EXPENSE/(CREDIT)

	Six months ended 30 June	
	2009	2008
	RMB million	RMB million (restated, *note 22)*
PRC income tax	**56**	274
Deferred tax	**37**	(278)
Income tax expense/(credit)	**93**	(4)

The statutory income tax rate in the PRC is 25%. The Company and certain of its subsidiaries are taxed at preferential tax rates of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively.

In respect of the Group's overseas airline operations, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

6 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2009	2008
		RMB million	RMB million
(a)	*Interest expense*		
	Interest on bank and other loans	**892**	947
	Finance charges on obligations under finance leases	**257**	356
	Less: borrowing costs capitalised	**(278)**	(308)
		871	995
(b)	*Other items*		
	Jet fuel costs	**6,659**	10,383
	Depreciation		
	– Owned assets	**2,230**	2,089
	– Assets acquired under finance leases	**642**	768
	Other amortisation	**36**	23
	Operating lease charges		
	– Aircraft and flight equipment	**2,342**	2,002
	– Land and buildings	**204**	178
	Staff costs	**2,998**	3,046
	Interest income	**(27)**	(43)
	Dividend income from other investments in equity securities	**(3)**	(8)

7 OTHER COMPREHENSIVE INCOME

Available-for-sale securities

	Six months ended 30 June	
	2009	2008
	RMB million	RMB million
Changes in fair value recognised during the period	**83**	(153)
Reclassification adjustments for amounts transferred to profit or loss		
– gains on disposal	**(33)**	–
Net movement in the fair value reserve during the period recognised in other comprehensive income	**50**	(153)

8 EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2009 is based on the profit attributable to equity shareholders of the Company of RMB25 million (six months ended 30 June 2008 restated: RMB818 million) and the weighted average of 6,561,267,000 shares (six months ended 30 June 2008: 6,561,267,000 after adjusting for bonus share issue in 2008) in issue during the interim period.

A bonus share issue of 2,187,089,000 shares, by the conversion of share premium in the amount of RMB2,187,089,000 to share capital of the same amount, was approved by shareholders and relevant government authorities and took effect in November 2008.

No diluted earnings per share information has been presented because the Company does not have any dilutive potential ordinary shares in issue for both the current and prior periods.

9 PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2009, the Group acquired aircraft with an aggregate cost of RMB5,461 million (six months ended 30 June 2008: RMB812 million), part of which has been paid in prior years.

10 CONSTRUCTION IN PROGRESS

The construction in progress mainly relates to advance payments for the acquisition of aircraft and flight equipment and progress payments for other construction projects. During the six months ended 30 June 2009, the Group incurred capital expenditure in respect of construction in progress amounting to RMB4,816 million (six months ended 30 June 2008: RMB4,666 million).

11 INTEREST IN JOINTLY CONTROLLED ENTITIES

During the period, the Company acquired 50% equity interest in Beijing Southern Airlines Ground Services Company Limited from a third party at a consideration of RMB9 million. Beijing Southern Airlines Ground Services Company Limited has become a wholly owned subsidiary of the Company since then.

12 TRADE AND OTHER RECEIVABLES

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Trade receivables	**1,322**	1,317
Other receivables	**2,131**	1,371
	3,453	2,688

Other receivables include a refund of the Civil Aviation Administration of China Infrastructure Development Fund contributions amounted to RMB668 million (31 December 2008: Nil).

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Within 1 month	**1,182**	1,123
More than 1 month but less than 3 months	**112**	182
More than 3 months but less than 12 months	**27**	11
More than 12 months	**1**	1
	1,322	1,317

13 CASH AND CASH EQUIVALENTS

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Deposits with banks	**1,516**	1,998
Cash at bank and in hand	**3,210**	2,651
Cash and cash equivalents in the consolidated balance sheet and cash flow statement	**4,726**	4,649

14 BANK AND OTHER LOANS

Bank and other loans are analysed as follows:

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Non-interest bearing and unsecured	**3**	3
Interest bearing and secured	**13,235**	9,235
Interest bearing and unsecured	**32,211**	30,369
Total bank and other loans	**45,449**	39,607
Less: loans due within one year classified as current liabilities	**16,803**	22,178
Loans due after one year	**28,646**	17,429

15 SHORT-TERM FINANCING BILLS

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Short-term financing bills	**2,000**	2,000

In October 2008, the Company issued short-term financing bills with total face value of RMB2,000 million, bearing coupon interest rate at 4.7% with a maturity period of one year for funding of the business activities of the Company.

16 TRADE AND BILLS PAYABLE

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Trade payables	**1,994**	1,205
Bills payable	**971**	148
	2,965	1,353

The ageing analysis of trade and bills payable as of the balance sheet date is as follows:

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Within 1 month	**825**	809
More than 1 month but less than 3 months	**1,335**	302
More than 3 months but less than 6 months	**773**	239
More than 6 months but less than 1 year	**32**	3
	2,965	1,353

17 RESERVES AND DIVIDENDS

(a) Dividends

The board of directors does not recommend the payment of an interim dividend for the six months ended 30 June 2009. No interim dividend was paid in respect of the six months ended 30 June 2008.

(b) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2009 (six months ended 30 June 2008: Nil).

(c) Government contributions

Pursuant to the "Notice of approval for funds to be used specifically for the purchase of snow handling equipments" issued by the Civil Aviation Administration of China, national fund amounting to RMB1 million was contributed during the period by the PRC government to the Company. Such fund is to be used specifically for the maintenance of safety condition of airports located at Zheng Zhou, Nan Yang and Luo Yang.

During the year ended 31 December 2008, national funds amounting to RMB121 million and RMB35 million were contributed by the PRC government. Such funds are to be used specifically for the reconstruction after the snowstorm disaster and the maintenance of Urumqi airport parking apron and other projects.

Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of other procedures.

18 CAPITAL COMMITMENTS

At 30 June 2009, the Group had capital commitments as follows:

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	**68,890**	75,639
Other commitments		
– authorised and contracted for	**711**	884
– authorised but not contracted for	**2,094**	1,958
	2,805	2,842
	71,695	78,481

19 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3,854,000 for the six months ended 30 June 2009 (six months ended 30 June 2008: RMB3,839,000). Such remuneration is included in "staff costs" as disclosed in Note 6.

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with China Southern Air Holding Company and its affiliates (the "CSAHC Group"), associates and jointly controlled entities of the Group

	Six months ended 30 June	
	2009	2008
	RMB million	RMB million
Income received from the CSAHC Group		
Charter flight and cargo income	**30**	47
Expenses paid to the CSAHC Group		
Handling charges	**31**	21
Air catering supplies	**–**	29
Commission expense	**1**	–
Lease charges for land and buildings	**54**	50
Property management fee	**17**	16
Income received from a jointly controlled entity		
Rental income	**16**	18
Expenses paid to associates/jointly controlled entities		
Seat reservation fee	**178**	169
Ground service charges	**36**	25
Repairing charges	**682**	649
Flight simulation service charges	**87**	75
Advertising expense	**12**	7

(d) Balances with the CSAHC Group, and the associate and jointly controlled entities of the Group

	At 30 June 2009	At 31 December 2008
	RMB million	RMB million
Receivables		
The CSAHC Group	**–**	1
An associate	**3**	1
Jointly controlled entities	**8**	9
Payables		
The CSAHC Group	**100**	64
Jointly controlled entities	**88**	38

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(e) Loans from and deposits placed with China Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

(i) Loans from SA Finance

At 30 June 2009, loans from SA Finance to the Group amounted to RMB1,879 million (31 December 2008: RMB2,539 million).

The loans were repayable and secured as follows:

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
Within 1 year	**1,500**	2,100
After 2 years but within 5 years	**379**	439
	1,879	2,539
Secured	**10**	10
Unsecured	**1,869**	2,529
	1,879	2,539

During the six months ended 30 June 2009, interest expense paid on such loans amounted to RMB55 million (six months ended 30 June 2008: RMB10 million) and the interest rates ranged from 3.94% to 7.56% per annum during the period (six months ended 30 June 2008: 3.60% to 7.47% per annum).

(ii) Deposits placed with SA Finance

At 30 June 2009, the Group's deposits with SA Finance amounted to RMB596 million (31 December 2008: RMB1,139 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China.

Interest income received on such deposits amounted to RMB6 million (six months ended 30 June 2008: RMB6 million).

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	At 30 June 2009 RMB million	At 31 December 2008 RMB million
CSAHC	**688**	783
SA Finance	**1**	1
	689	784

(g) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

19 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(g) Transactions with other state-controlled entities (cont'd)

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June	
	2009	2008
	RMB million	RMB million
Jet fuel cost	**6,230**	9,283
Interest income	**9**	34
Interest expense	**662**	815

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2009	At 31 December 2008
	RMB million	RMB million
Trade payables – jet fuel	**750**	152
Cash and deposits at bank	**4,007**	3,354
Short-term bank loans and current portion of long-term bank loans	**12,946**	18,675
Long-term bank loans, less current portion	**26,756**	14,773

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2009	At 31 December 2008
	RMB million	RMB million
Guarantees on certain bank loans of the Group	**180**	1,082

20 CONTINGENT LIABILITIES

(a) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of these land and buildings.

(b) The Company entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB91,570,000 (31 December 2008: RMB90,858,000) to be granted to its pilot trainees to finance their respective flight training expenses. As at 30 June 2009, an aggregate of personal bank loans of RMB28,706,000 (31 December 2008: RMB13,000,000) under these guarantees were drawn down from the banks.

(c) A writ of summons was issued on 30 May 2007 by the High People's Court of Guangdong Province relating to a claim that certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

In May 2008, The High People's Court of Guangdong Province rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs submitted an appeal to The Supreme People's Court of the People's Republic of China.

In May 2009, the Company received the civil judgement from The Supreme People's Court of the People's Republic of China that the plaintiffs withdrew their appeal. Accordingly, the verdict of the first trial has become final and conclusive.

21 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) Allotment of A shares and H shares

On 10 December 2008, the Company entered into the A shares subscription agreement with CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new A shares at RMB3.16 each, for a total consideration of RMB2,278,834,000. On the same date, the Company and Nan Lung Holding Limited ("Nan Lung"), a wholly owned subsidiary of CSAHC entered into the H shares subscription agreement, pursuant to which Nan Lung conditionally agreed to subscribe and the Company conditionally agreed to allot and issue 721,150,000 new H shares at HK$ equivalent of RMB1.00 each, for a total consideration of RMB721,150,000.

The subscription agreements were approved in the Extraordinary General Meeting and the respective Class Meetings of shareholders of A and H shares on 26 February 2009 and approved by the A and H shares security regulatory authorities on 18 June 2009 and 31 May 2009 respectively. The Company has received the cash proceed of RMB3 billion; 721,150,000 A shares and 721,150,000 H shares were allotted and issued on 20 August 2009 and 21 August 2009, respectively.

(b) Disposal of aircraft, spare engines and spare parts

On 31 July 2009, the Company entered into two conditional sale and purchase agreements with certain third party buyers to sell six Airbus 300-600R aircraft and the corresponding spare parts and five spare engines at an aggregate consideration of US$125 million (equivalent to approximately RMB854 million).

22 COMPARATIVE FIGURES

As disclosed in note 3 to the Group's financial statements for the year ended 31 December 2008, the Group early adopted IFRIC 13, Customer Loyalty Programmes, subsequent to the issuance of the interim financial report for the six months ended 30 June 2008.

The change in accounting policy has been applied retrospectively with comparatives restated. The impact of the adoption of IFRIC 13 to the affected line items in the consolidated income statement for the six months ended 30 June 2008, which was not previously reported, are set out as follows:

Consolidated income statement for the six months ended 30 June 2008

	For the six months ended 30 June 2008 (as previously reported) RMB million	Effect of adoption of IFRIC 13 (increase/ (decrease) in profit for the period) RMB million	For the six months ended 30 June 2008 (as restated) RMB million
Operating revenue			
Traffic revenue	26,209	(57)	26,152
Operating expenses			
Promotion and sales	1,596	(18)	1,578
Operating loss	(1,168)	(39)	(1,207)
Profit before taxation	944	(39)	905
Income tax (expense)/credit	(4)	8	4
Profit for the period	940	(31)	909
Profit attributable to:			
Equity shareholders of the Company	847	(29)	818
Minority interests	93	(2)	91
Earnings per share			
Basic	RMB0.129	RMB (0.004)	RMB0.125

The nature of the change in accounting policy in respect of the adoption of IFRIC 13 and details of the accounting policy of frequent flyer revenue recognition are set out in note 3 and note 2(v)(ii) respectively to the Group's financial statements for the year ended 31 December 2008.

The estimated effect of the early adoption of IFRIC 13 on the Group's consolidated net assets as at 31 December 2008 had been set out in note 3(b) to the Group's financial statements for the year ended 31 December 2008.

In addition, as a result of the application of IAS 1 (revised 2007), Presentation of financial statements and IFRS 8, Operating segments, certain comparative figures have been adjusted to conform to current period's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in Note 2.

REVIEW REPORT TO THE BOARD OF DIRECTORS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Incorporated in The People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 12 to 37 which comprises the consolidated balance sheet of China Southern Airlines Company Limited as of 30 June 2009 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim financial reporting adopted by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of interim financial information performed by the independent auditor of the entity issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

28 August 2009

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT
(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

		Six months ended 30 June	
		2009	2008
	Note	**RMB million**	RMB million
Amounts under PRC GAAP		**38**	809
Adjustments:			
Losses on staff housing allocations	*(a)*	**(13)**	(13)
Revaluation of land use rights	*(b)*	**2**	2
Adjustments arising from business combinations under common control	*(c)*	**(4)**	(4)
Capitalisation of exchange difference of specific loans	*(d)*	**3**	37
Government grants	*(e)*	**–**	1
Effect of the above adjustments on taxation		**(1)**	(10)
Effect of minority interests of the above adjustments		**–**	(4)
Total		**(13)**	9
Amounts under IFRSs		**25**	818

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	**30 June 2009 RMB million**	31 December 2008 RMB million
Amounts under PRC GAAP		**7,080**	7,001
Adjustments:			
Losses on staff housing allocations	*(a)*	**79**	92
Revaluation of land use rights	*(b)*	**(144)**	(146)
Adjustments arising from business combinations under common control	*(c)*	**4**	8
Capitalisation of exchange difference of specific loans	*(d)*	**111**	108
Government grants	*(e)*	**(40)**	(40)
Effect of the above adjustments on taxation		**8**	9
Effect of minority interests of the above adjustments		**(11)**	(11)
Total		**7**	20
Amounts under IFRSs		**7,087**	7,021

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(c) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(d) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.